DRIEHAUS CAPITAL MANAGEMENT	25 East Erie Street
Chicago, IL 60611-2703
FOR IMMEDIATE RELEASE	www.driehaus.com

Media Contact:	News Release
Bradley Dawson
Vice President, Marketing and Product Development
312.587.3844
bdawson@driehaus.com

Driehaus Capital Management Comments on Its 13D Filing and Investment in Stewart Information Services Corporation

CHICAGO, Ill., October 27, 2016 – Driehaus Capital Management, a Chicago-based investment adviser of funds that own 1,200,311 shares of Stewart Information Services Corporation (NYSE: STC), issued the following statement:

We have built a position in Stewart because we believe the company can substantially improve margins and meaningfully grow earnings—whether it continues as a standalone company, or whether it is eventually integrated into a larger entity.

While we are confident in the company’s potential, we are also cognizant of the company’s continued failure to make good on such promise under the guidance of current management. The October 17, 2016 agreement, in which the company agreed to add three new independent directors (one of whom was appointed immediately), was a step in the right direction—but substantial progress and changes still must be made to ensure that shareholder value is protected and grown. We hope that this process is swift and seamless, but stand ready to take immediate and appropriate action if matters prove less tractable.

Sincerely,

K.C. Nelson	Matthew Schoenfeld
Portfolio Manager, Head of Alternative Strategies	Portfolio Manager
Driehaus Capital Management LLC	Driehaus Capital Management LLC

About Driehaus Capital Management
Driehaus Capital Management LLC is a privately-held, independent investment adviser with $8.6 billion in assets under management as of September 30, 2016. The firm manages global, emerging markets, and US growth equity, hedged equity, and alternative investment strategies. Founded in 1982 by Richard H. Driehaus, the firm serves a diverse institutional client base comprised of corporate and public pensions, endowments, foundations, sub-advisory, financial advisors and family offices, globally.

For more information, please visit driehaus.com.

This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of Driehaus Capital Management LLC (“Driehaus”) as of October 26, 2016 and are subject to change at any time due to changes in market or economic conditions.

The information and opinions contained in this material are derived from proprietary and non-proprietary sources deemed by Driehaus to be reliable and are not necessarily all inclusive. Driehaus does not guarantee the accuracy or completeness of this information. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

Driehaus is the investment adviser for clients that own 1,200,311 shares of Stewart Information Services Corporation (NYSE: STC) as of October 26, 2016. Holdings are subject to change, and Driehaus may buy shares of STC or sell shares of STC at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.